UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Apyx Medical Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

03837C106

(CUSIP Number)

MR. Constantinos J. Christofilis

ARCHON CAPITAL MANAGEMENT LLC

1100 19th Avenue E

Seattle, Washington 98112

(206)-436-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Strategos Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,972,460
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,972,460
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.69%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Strategos Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,479,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,479,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,479,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.27%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Strategos Master Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,479,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,479,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,479,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.27%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Archon Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,452,030
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,452,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,452,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO, IA

5

CUSIP No. 03837C106

1	NAME OF REPORTING PERSON

Constantinos Christofilis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,452,030
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,452,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,452,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 03837C106

 The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Apyx Medical Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5115 Ulmerton Road, Clearwater, Florida 33760.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Strategos Fund, L.P., a Delaware limited partnership (“Strategos”), with respect to the Shares directly owned by it;
(ii)	Strategos Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“Strategos Master”), with respect to the Shares directly owned by it;
(iii)	Strategos Master Fund GP LLC, a Delaware limited liability company (“Strategos GP”), with respect to the Shares beneficially owned by it as the general partner of Strategos Master;
(iv)	Archon Capital Management LLC, a Washington limited liability company (“Archon”), with respect to the Shares beneficially owned by it as the general partner and investment manager of Strategos and the investment manager of Strategos Master; and
(v)	Constantinos Christofilis, with respect to the Shares beneficially owned by him as the Managing Member of Archon.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 1100 19th Avenue E, Seattle, Washington 98112.

(c)       The principal business of Strategos is investing in securities. The principal business of Strategos Master is investing in securities. The principal business of Strategos GP is serving as the general partner of Strategos Master. The principal business of Archon is serving as the general partner and investment manager of Strategos and the investment manager of Strategos Master. The principal occupation of Mr. Christofilis is serving as the Managing Member of Archon.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 03837C106

(f)       Mr. Christofilis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by both Strategos and Strategos Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,972,460 Shares directly owned by Strategos is approximately $6,450,564, including brokerage commissions. The aggregate purchase price of the 1,479,570 Shares directly owned by Strategos Master is approximately $5,131,627, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding means of increasing stockholder value at the Issuer, including by enhancing the Board through the addition of well-qualified directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, making proposals to the Issuer concerning changes to the Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,643,926 Shares outstanding as of March 19, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 21, 2024.

A.	Strategos
(a)	As of the date hereof, Strategos directly owned 1,972,460 Shares.
8

CUSIP No. 03837C106

Percentage: Approximately 5.69%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,972,460
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,972,460
B.	Strategos Master
(a)	As of the date hereof, Strategos Master directly owned 1,479,570 Shares.

Percentage: Approximately 4.27%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,479,570
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,479,570
C.	Strategos GP
(a)	As of the date hereof, Strategos GP, as the general partner of Strategos Master, may be deemed to beneficially own the 1,479,570 Shares directly owned by Strategos Master.

Percentage: Approximately 4.27%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,479,570
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,479,570
D.	Archon
(a)	As of the date hereof, Archon, as the general partner and investment manager of Strategos and the investment manager of Strategos Master, may be deemed to beneficially own the 1,972,460 Shares directly owned by Strategos and the 1,479,570 Shares directly owned by Strategos Master.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,452,030
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,452,030

E.	Mr. Christofilis
(a)	As of the date hereof, Mr. Christofilis, as the Managing Member of Archon, may be deemed to beneficially own the 3,452,030 Shares beneficially owned by Archon.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,452,030
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,452,030
9

CUSIP No. 03837C106

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	None of the Reporting Persons have entered into any transactions in the Shares during the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 5, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement dated April 5, 2024.
10

CUSIP No. 03837C106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024

STRATEGOS FUND, L.P.

By:	Archon Capital Management LLC, its General Partner

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

STRATEGOS MASTER FUND, L.P.

By:	Archon Capital Management LLC, its Investment Manager

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

STRATEGOS MASTER FUND GP LLC

By:	Archon Capital Management LLC, its Sole Member

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

ARCHON CAPITAL MANAGEMENT LLC

By:	/s/ Constantinos Christofilis
	Name:	Constantinos Christofilis
	Title:	Managing Member

/s/ Constantinos Christofilis
CONSTANTINOS CHRISTOFILIS

11